Exhibit 3.2

Amendments to Restated Articles of Incorporation

of West Coast Bancorp

West Coast Bancorp’s Restated Articles of Incorporation is amended as follows:

1.	Article II, B of the Restated Articles of Incorporation is hereby amended to read in its entirety as follows:

B. Preferred Stock. 10,000,000 shares of preferred stock issuable from time to time in one or more series as permitted by law and the provisions of the articles of incorporation as may be determined from time to time by the board of directors (or a committee of the board of directors or an officer duly authorized to take such action) and stated in a resolution or resolutions authorizing the issuance of shares of such series prior to the issuance of any such shares; provided that such issuance shall be subject to the affirmative vote of the holders of a majority of the shares present and entitled to vote at a meeting at which such action is submitted for approval if the board of directors has received notice of or is otherwise aware of any transaction or other event pursuant to which (i) any “person” (as such term is used in Sections 13(d) and 14(d) or any successor provisions of the Securities Exchange Act of 1934 and the Securities and Exchange Commission’s rules and regulations pursuant thereto (collectively, the “Exchange Act”)), other than the corporation, a subsidiary of the corporation, an employee benefit or similar plan sponsored by the corporation, or a person permitted to file reports of beneficial ownership of the corporation’s common stock on Schedule 13G under the Exchange Act, is or proposes to become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the corporation representing 10 percent or more of the combined voting power of the corporation’s then outstanding securities or (ii) the corporation or any of its subsidiaries representing 50 percent or more of its assets would be a party to a merger or consolidation in which less than 50 percent of the outstanding voting securities of the surviving or resulting corporation or such surviving or resulting corporation’s parent would be owned in the aggregate by persons who were shareholders of the corporation immediately prior to such merger or consolidation:

1. Issuance in Series. The board of directors (or a committee of the board of directors or an officer duly authorized to take such action) shall have the authority to fix and determine, subject to the provisions hereof, the rights and preferences of the shares of any series so established, including, without limitation, the rate of dividend, whether the dividend shall be cumulative, whether shares may be redeemed and, if so, the redemption price and the terms and conditions of the redemption, the amount payable upon shares in the event of voluntary or involuntary liquidation, sinking fund provisions, if any, for the redemption or purchase of shares, the terms and conditions, if any, on which shares may be converted, and voting rights, if any.

2. Dividends. The holders of shares of preferred stock of a series shall be entitled to receive dividends, out of funds legally available therefor, at the rate and at the time or times as may be provided in respect of a particular series of preferred stock. If such dividends shall be cumulative, and if dividends shall not have been paid, then the deficiency shall be fully paid or the dividends declared and set apart for payment before any dividends on the common stock shall be paid or declared and set apart for payment. Unless otherwise provided in respect of a particular series of preferred stock, the holders of the preferred stock shall not be entitled to receive any dividends thereon other than the dividends referred to in this section.

3. Redemption. The preferred stock of a series may be redeemed in such amount or amounts, and at such time or times, if any, as may be provided in respect of a particular series of preferred stock. In any event, preferred stock may be repurchased by the corporation to the extent legally permissible.

4. Liquidation. In the event of any liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, then, before any distribution shall be made to the holders of the common stock, the holders of the preferred stock of a series shall be entitled to be paid the preferential amount or amounts as may be provided in respect of a particular series of preferred stock per share and dividends accrued thereon to the date of such payment. The holders of the preferred stock shall not be entitled to receive any distributive amounts upon the liquidation, dissolution, or winding up of the affairs of the corporation other than the distributive amounts referred to in this section, unless otherwise provided in respect of a particular series of preferred stock.

5. Conversion. Shares of a particular series of preferred stock may be convertible or converted into common stock or other securities of the corporation on such terms and conditions as may be provided in respect of that series.

6. Voting Rights. Holders of preferred stock of a series shall have such voting rights not in excess of one vote per share as may be provided in respect of a particular series of preferred stock.

2.	Article III, B of the Restated Articles of Incorporation is hereby amended to read in its entirety as follows:

B. Terms of Directors. Beginning with the directors elected at the corporation’s 2003 annual meeting of shareholders, each director shall serve for a term ending on the date of the next annual meeting of shareholders and until his or her successor is elected and qualified or until his or her earlier resignation, removal from office, or death.

Adopted by Shareholders: April 22, 2003

Richard R. Rasmussen, Secretary